October 29, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES MAILING OF THE INFORMATION CIRCULAR AND COMPETITION BUREAU APPROVAL REGARDING SALE TO TAQA SUBSIDIARY

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) is pleased to announce the mailing of the information circular and proxy statement (“Information Circular”) with respect to the previously announced arrangement agreement (the "Agreement") with 1350849 Alberta Ltd. ("Purchaser") and TAQA North Ltd., wholly-owned subsidiaries of the Abu Dhabi National Energy Company PJSC.  The Agreement provides for the acquisition by the Purchaser of all of the issued and outstanding trust units of PrimeWest (the "Trust Units") and all of the issued and outstanding exchangeable shares of PrimeWest Energy Inc. (the “Exchangeable Shares”) for a cash consideration of C$26.75 per Trust Unit pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the  "Arrangement"). The cash consideration payable for the Exchangeable Shares will be calculated on the basis of the exchange ratio in effect at the time the transaction is completed.

The Information Circular contains a detailed description of the Arrangement and is available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml), as well as on the PrimeWest website at www.primewestenergy.com. The Special Meeting of PrimeWest Securityholders to vote on the Arrangement will be held on Wednesday, November 21, 2007 at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta at 3:00 p.m. Mountain Standard Time.

The Arrangement is subject to a number of conditions including, but not limited to, court and regulatory approval and other conditions that are typical of transactions of this nature, in particular, the approval of at least 66 2/3% of the Trust Units, Exchangeable Shares and unit appreciation rights, voting together as a single class, represented in person or by proxy at the Special Meeting of Securityholders. All PrimeWest Securityholders are encouraged to vote in person or by proxy at the Special Meeting.

Provided that the PrimeWest Securityholders approve the Arrangement at the Special Meeting, and that all of the other conditions to the completion of the Arrangement are satisfied, the earliest completion date for the transaction is anticipated to be November 23, 2007 and may be later depending upon the timing of the receipt of regulatory approvals.

Progress on the regulatory front continues with the receipt on October 24, 2007 of an Advance Ruling Certificate under Section 102 of the Competition Act (Canada) certifying that there are not sufficient grounds for a determination that the completion of the transaction would be likely to substantially prevent or lessen competition in the petroleum industry.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces and sells natural gas, crude oil and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest trade on the Toronto Stock Exchange (TSX) under the symbol “PWI.UN” and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable Shares of PrimeWest Energy Inc. trade on the TSX under the symbol “PWX”.  Series I Convertible Debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II Convertible Debentures trade under the symbol “PWI.DB.B” and Series III Convertible Debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

403-699-7367

Debbie Carver

Investor Relations Advisor

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

Suite 5100, 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825